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October 1, 2018

Dear Sir/Madam

Re: Notice of Change of Auditors of AuroraCannabisInc. (the“Company”)

Please be advised that, in connection with National Instrument 51-102 – Continuous Disclosure Obligations, we hereby notify you that we have read the Company’s Notice of Change of Auditor dated September 25, 2018 (the “Notice”) and are in agreement with the statements contained in such Notice, except we have no basis to agree or disagree with the statement contained in (3).

Yours very truly,

Chartered Professional Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.